MASTERWORKS

$500 Minimum: Günther Uecker (17.3% | $1,852,000)

Recently Sold Paintings[1]



Albert Oehlen
Annualized Net Return
33.7% 354 days held



George Condo
Annualized Net Return
31.7% 532 days held



Sam Gilliam
Annualized Net Return
33.1% 791 days held



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GÜNTHER UECKER



Price Appreciation of Similar Works

17.3%*

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Donald Judd | *Untitled* (1988)

99% PROGRESS

*The set of similar sales comprise paintings by Günther Uecker with the following criteria: Square format nail paintings which measure between 36 inches by 36 inches and 70 inches by 70 inches, created between 1970 and the present, and are believed to be part of the “Feld” series or a related series such as the "Wind," "Stream," and "Woge," characterized by a fully composed picture plane comprised of a field of nails. Works with visible elements of colors other than white, black or neutral tones have been excluded. Where the auction house’s buyer’s premium was unavailable, the following buyer’s premiums were applied: 10% was applied to “Nacht” (1986), which sold on November 30, 2006 at Lempertz, Cologne and “Weisses Feld” (1988), which sold on December 2, 2005 at Lempertz, Cologne. The data was sourced from publicly available auction records and does not include private sales.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.